UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2015
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 29, 2015, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2015. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	July 30, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 29, 2015

Table of Contents	Exhibit 99.1

QIAGEN reports results for second quarter and first half of 2015

•	Q2 2015 results: Adjusted net sales of $319.5 million (+5% CER); adjusted operating income of $78.9 million; and adjusted EPS of $0.26 ($0.28 CER)

◦	Adjusted net sales rise 8% CER excluding reduced HPV sales in U.S.

◦	Growth drivers provide 32% of sales and advance at double-digit CER pace, leading the underlying strong and sustained business expansion

•	H1 2015 results: Adjusted net sales of $618.1 million (+4% CER); adjusted operating income of $146.3 million; and adjusted EPS of $0.47 ($0.52 CER)

◦	Free cash flow up 10% to $84.1 million while supporting key investments

•	QIAGEN reaffirms expectations for higher 2015 CER adjusted net sales and earnings; adverse impact on reported results from currency movements
Venlo, The Netherlands, July 29, 2015 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the second quarter of 2015 and first half of 2015, delivering on goals for higher adjusted net sales and earnings at constant exchange rates (CER) while moving ahead on initiatives to deliver a strong and sustained business expansion based on a portfolio of growth drivers that now account for about one-third of total sales.
“QIAGEN is progressing well in 2015 and on a path toward accelerated growth. We achieved our goals to deliver growth in all customer classes and regions at constant exchange rates for the second quarter of 2015, more than offsetting the pressures on our U.S. HPV franchise. We are transforming our portfolio by investing in Sample to Insight solutions to expand our leadership in attractive growth areas,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.
“The strategy of focusing on well-defined growth drivers is paying off as these innovative product lines already generate about one-third of net sales. For example, growing placements of our flagship QIAsymphony automation system and other platforms are driving instrument sales to expand at a robust double-digit pace. Personalized Healthcare is gaining through regulatory approvals and market adoption of QIAGEN companion diagnostics to guide the use of targeted therapies, as well as good progress in development of new biomarkers and assays. The double-digit momentum of QuantiFERON-TB is being fueled by health organizations worldwide turning to our technology as the modern standard for detecting latent tuberculosis infection. QIAGEN’s presence in next-generation sequencing is expanding through the rapid growth of our offering of QIAGEN universal solutions for use with all NGS platforms. In addition, our bioinformatics solutions are creating strong standards in this field, most recently shown with the very successful start of global commercialization for QIAGEN Clinical Insight that provides interpretation and reporting solutions as next-generation sequencing moves into the clinical mainstream. As the U.S. HPV testing product portfolio goes through its final year of creating significant pricing headwinds in 2015, we are preparing for the strong performance in the rest of our portfolio, and led by our growth drivers, to significantly improve our overall business expansion.”

Table of Contents	Exhibit 99.1

Second quarter 2015 results

	Q2 2015	Q2 2014	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	319.5	331.2	-4%	5%
Operating income, adjusted	78.9	81.2	-3%
Net income, adjusted	60.9	60.9	0%
Diluted EPS, adjusted	$0.26	$0.25
Diluted EPS CER, adjusted	$0.28	$0.25

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions.

Adjusted net sales grew 5% at constant exchange rates (CER) in the second quarter of 2015, but declined 4% on a reported basis due to nine percentage points of adverse currency movements. Total CER growth was driven by solid expansion of instrument sales (+18% CER / 13% of sales) and improving trends for consumables and related revenues (+4% CER / 87% of sales) in all customer classes and regions. About two percentage points of total CER growth came from the acquisition of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014), while the rest of the business provided three percentage points of contributions. Excluding the impact of sharply lower U.S. sales of HPV (human papillomavirus) tests for cervical cancer screening, which created approximately three percentage points of headwind, adjusted net sales rose 8% CER in the second quarter of 2015.
Operating income was $40.0 million in the second quarter of 2015, down 16% from $47.7 million in the same period of 2014. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, declined 3% to $78.9 million compared to $81.2 million a year ago. The adjusted operating income margin remained steady at 25% of sales, as efficiency gains in General & Administration, Research & Development and Sales & Marketing offset a slight decline in the adjusted gross margin due to changes in product mix, including higher instrument sales. Currency movements had a very modest positive impact on the adjusted operating income margin in the second quarter of 2015.
Net income attributable to owners of QIAGEN N.V. was $25.1 million, or $0.11 per diluted share (based on 237.0 million diluted shares) compared to $32.8 million, or $0.14 per share (based on 240.6 million diluted shares) a year ago. Adjusted net income was $60.9 million, or $0.26 per share ($0.28 CER), compared to $60.9 million, or $0.25 per share, in the second quarter of 2014.
“We exceeded our targets for adjusted net sales and earnings growth at constant exchange rates in the second quarter of 2015, although adverse currency movements significantly impacted our reported results. For the full year, we continue to expect a significant impact of currency rates on reported sales and EPS results, but expect only a limited impact on the operating income margin due to the global distribution of our cost base,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We will continue to use our healthy financial position and improving cash flow to support the ongoing business expansion while maintaining our commitment to disciplined capital allocation, as shown through our third $100 million share repurchase program.”

Table of Contents	Exhibit 99.1

First half 2015 results

	H1 2015	H1 2014	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	618.1	648.6	-5%	4%
Operating income, adjusted	146.3	156.0	-6%
Net income, adjusted	112.4	114.7	-2%
Diluted EPS, adjusted	$0.47	$0.47
Diluted EPS CER, adjusted	$0.52	$0.47

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions.

Adjusted net sales rose 4% at constant exchange rates (CER) in the first half of 2015, but were down 5% on a reported basis due to nine percentage points of adverse currency movements. Total CER growth was based on all customer classes delivering higher sales of instruments (+14% CER / 12% of sales) and consumables and related revenues (+3% CER / 88% of sales). About two percentage points of total CER growth came from the acquisitions of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014) and the BIOBASE bioinformatics business (acquired in April 2014), while sales in the rest of the business provided the other two percentage points. Excluding the impact of sharply lower U.S. sales of HPV tests, which created approximately four percentage points of headwind, adjusted net sales rose 8% CER in the first half of 2015.
Operating income was $75.1 million in the first half of 2015, a decline of 17% from $90.0 million in the same period of 2014. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, was down 6% to $146.3 million compared to $156.0 million in the year-ago period. The adjusted operating income margin was steady at 24% of net sales compared to the first half of 2014, with the adjusted gross margin largely unchanged and gains from recent efficiency programs helping to offset investments in the growth drivers as well as in new commercialization and marketing activities, including e-commerce initiatives. Currency movements in the first half of 2015 had a modestly positive impact on the adjusted operating income margin.
Net income attributable to owners of QIAGEN N.V. for the first six months of 2015 was $44.6 million, or $0.19 per diluted share (based on 237.2 million diluted shares), compared to $56.1 million, or $0.23 per share (based on 241.8 million diluted shares) in the first half of 2014. Adjusted net income declined 2% to $112.4 million, or $0.47 per share ($0.52 CER) from $114.7 million, or $0.47 per share, in the year-ago period.
At June 30, 2015, cash and cash equivalents declined to $234.3 million from $392.7 million at December 31, 2014. Net cash provided by operating activities rose to $134.7 million in the first half of 2015 from $119.2 million in the same period of 2014, with free cash flow increasing 10% to $84.1 million from $76.7 million. Net cash used in investing activities was $21.4 million compared to $278.8 million, which included payments for acquisitions in the first half of 2014. Net cash used in financing activities in the first half of 2015 was $262.8 million, primarily due to the repurchase of the 2024 convertible bond in early 2015, compared to cash provided by financing activities of $245.5 million in the year-ago period, which included proceeds from the issuance of the 2019 and 2021 convertible bonds.

Table of Contents	Exhibit 99.1

Business review
An overview of adjusted net sales for the second quarter and first half of 2015 (growth rates in CER and sales contributions at actual rates), with the Enzymatics product portfolio acquisition (completed in December 2014) contributing to underlying growth in all customer classes:
Customer classes
Molecular Diagnostics (Q2 2015: +3% CER / 50% of sales) delivered 10% growth from the core portfolio in the second quarter of 2015 while absorbing the ongoing decline in sales of U.S. HPV test products (-43% / 3% of sales). Instrument sales delivered a dynamic double-digit gain led by the QIAsymphony and QIAcube automation systems as well as instrument services. Consumables and related revenues produced single-digit growth. The Personalized Healthcare portfolio grew above 20%, buoyed by revenues from Pharma co-development agreements and higher sales of companion diagnostic assays. The QuantiFERON-TB test, the modern gold standard for latent tuberculosis (TB) testing, maintained a double-digit growth pace on expansion in Europe, the U.S. and the Asia-Pacific region. Sales related to the QIAsymphony automation platform - both for instruments and related consumables - also advanced at a solid double-digit CER pace. In the first half of 2015, Molecular Diagnostics sales rose 2% CER (+12% excluding U.S. HPV sales) and provided 49% of sales.
Applied Testing (Q2 2015: +11% CER / 9% of sales) led the customer classes in the second quarter of 2015 with double-digit gains in instruments and consumables sales on contributions from all regions. A key driver was the ongoing global rollout of the new generation of Investigator® STR assay kits that comply with the latest standards for analysis of DNA evidence in forensic laboratories. QIAGEN is the global leader in sample technologies used in human identification and forensics, and has been successfully commercializing STR test kits for genetic fingerprinting in many regions. These new kits were launched in the U.S. in June 2015 as the first new market entrant in more than 20 years. In the first half of 2015, Applied Testing sales rose 8% CER and provided 9% of sales.
Pharma (Q2 2015: +7% CER / 20% of sales) experienced modestly improving demand trends with double-digit growth in instrument sales and single-digit gains in consumables and related revenues. The Americas and Europe / Middle East / Africa regions more than offset lower results in Asia-Pacific / Japan during the second quarter of 2015. In the first half of 2015, Pharma sales rose 5% CER and provided 20% of sales.
Academia (Q2 2015: +7% CER / 21% of sales) advanced during the second quarter of 2015 on single-digit sales growth in consumables and instruments. The Americas saw improved funding trends in the U.S., while growth in Asia-Pacific / Japan helped compensate for slower trends in Europe. In the first half of 2015, Academia sales rose 5% CER and provided 22% of sales.
Geographic regions
Asia-Pacific / Japan (Q2 2015: +14% CER / 20% of sales) led the regional performance in the second quarter of 2015 on high-single-digit growth in China, as well as solid contributions from Korea, India and Japan. Europe / Middle East / Africa (Q2 2015: +3% CER / 30% of sales) showed gains in Germany, Turkey and the United Kingdom. The Americas (Q2 2015: +4% CER / 49% of sales) grew 11%, excluding U.S. HPV sales, on demand across all customer classes. The top seven emerging markets (Q2 2015: +11% CER /

Table of Contents	Exhibit 99.1

15% of sales) maintained a dynamic growth pace during the second quarter of 2015 on the strength of incremental sales contributions from Turkey, Korea, India, China and Mexico, against weaker results in Brazil and Russia.

Strategic transformation building momentum
QIAGEN is building momentum to deliver sustainable and more rapid sales growth through transformation of its core portfolio and a focus on strategic growth drivers. The expansion of the core portfolio has delivered growth more than offsetting the sharp decline of HPV test sales in the U.S. during 2014 and 2015, which is expected to be the final year of significant headwinds. The growth drivers continued expanding at a double-digit CER sales pace in the second quarter of 2015, and contributed about 32% of total sales compared to 29% in the same quarter of 2014.
Among recent developments:
QIAsymphony presence grows as content menu expands

•
A breakthrough offering related to liquid biopsy processing has been launched on the QIAsymphony platform to automate the isolation of free-circulating DNA from human plasma. This new, fully automated protocol marks a milestone in QIAGEN’s expanding portfolio of liquid biopsy solutions that are being used to detect molecular biomarkers in blood, urine and other body fluids and have the potential to allow for improved prenatal testing as well as the diagnosis and monitoring of cancer and other diseases.

•	A new collaboration with Seegene Inc. was launched to develop multiplex tests for the QIAsymphony RGQ MDx platform, with an initial focus on profiling infectious diseases.

•
Placements of the QIAsymphony platform, which is bringing Sample to Insight automation to customers performing medium-throughput molecular testing, are progressing toward the 2015 goal of over 1,500 total placements, up from 1,250 at the end of 2014.

Personalized Healthcare leadership gains momentum

•
The therascreen EGFR RGQ PCR Kit gained U.S. Food and Drug Administration approval in July 2015 as a companion diagnostic to guide the use of AstraZeneca’s IRESSA® (gefitinib) in patients with advanced or metastatic non-small cell lung cancer (NSCLC). This marks the fourth U.S. regulatory approval of a QIAGEN companion diagnostic test paired with a targeted therapy for cancer. The approval was the latest milestone from QIAGEN’s leading portfolio of collaboration agreements with pharmaceutical and biotech companies.

•
A new partnership was initiated in June 2015 with Biotype Diagnostics GmbH of Germany to expand the development of clinical diagnostic assays for use as companion diagnostics on QIAGEN’s proprietary ModaPlex platform, which combines two established technologies - PCR and capillary electrophoresis - to deliver quantitative clinical insights from the simultaneous analysis of various DNA and RNA biomarkers.

•
An agreement with Columbia University has provided QIAGEN with exclusive rights for diagnostics based on fusions of the fibroblast growth factor receptor (FGFR) and transforming acidic coiled-coil (TACC) genes, which are promising biomarkers in various cancers. The discovery was made by Antonio Iavarone, MD, Professor of Pathology and Cell Biology and Neurology, and Anna Lasorella,

Table of Contents	Exhibit 99.1

MD, Associate Professor of Pathology and Cell Biology and Pediatrics at the Herbert Irving Comprehensive Cancer Center at Columbia University Medical Center. The FGFR-TACC program is synergistic with QIAGEN’s pipeline, including the IDH1 and IDH2 biomarkers in development as companion diagnostics. The therascreen® IDH1/2 RGQ Kit was launched in 2013 for research use in various cancers.

QuantiFERON-TB advances the modern fight to control tuberculosis

•
QuantiFERON-TB Gold was the only modern TB test cited in a new directive issued in July 2015 by the U.S. Occupational Safety and Health Administration, which sets federal standards for protecting workers. The directive noted QuantiFERON-TB as the modern alternative to the tuberculin skin test for testing healthcare workers, and incorporated guidance from the U.S. Centers for Disease Control and Prevention.

Bioinformatics grows amid explosion in NGS data generation

•
The global rollout of QIAGEN Clinical Insight (QCI), launched in May 2015, is successfully building momentum. This unique evidence-based clinical decision support solution is a software and content platform for clinical labs to use in the interpretation and reporting of complex genomic variants from NGS data. QCI draws insights from QIAGEN’s Ingenuity Knowledge Base, which has so far been used to analyze nearly 400,000 human genomic samples. The first applications of QCI involve somatic and hereditary cancer testing.

•
QIAGEN has become the exclusive partner to commercialize a new whole-genome database containing more than 8,000 highly annotated whole genomes from Inova Genomes. This database, which provides researchers with access to a unique, diverse compendium of sequences, is considered the largest of its kind and is available through Ingenuity Variant Analysis and the CLC Biomedical Genomics Workbench.

•
The CLC Microbial Genomics Module was launched within the CLC software solutions portfolio to enable academic and commercial researchers focused on food production, agricultural biology and infectious diseases to visually explore and analyze microbiomes.

Next-generation sequencing solutions aim to drive clinical adoption

•
QIAGEN’s results for 2015 include contributions from the Enzymatics NGS technology and consumables portfolio acquired in December 2014. This complements QIAGEN's offering of universal NGS products and is expected to provide about $20 million of sales in 2015.

•
QIAGEN has partnered with Cell Microsystems for exclusive rights to commercialize the CellRaft Array technology, considered the most cost-efficient, viable technology for isolation and analysis of single cells. Single-cell analysis is one of the most rapidly emerging fields in NGS research. The addition complements QIAGEN’s existing single-cell portfolio that includes the REPLi-g product line, which allows researchers to analyze the entire genome and transcriptome using individual cells as a starting point.

•
Development of the GeneReader NGS workflow is progressing as planned toward commercialization in the second half of 2015. QIAGEN is developing this Sample to Insight workflow to provide customers with access to powerful clinical bioinformatics solutions, integrated with a complete workflow solution. The initial focus involves targeted gene panel sequencing in biomedical and clinical research as well as diagnostics.

Table of Contents	Exhibit 99.1

Final year of material headwinds from U.S. HPV franchise

•
QIAGEN’s digene HC2 HPV Test has maintained the leading U.S. market share in cervical cancer screening despite aggressive price competition that has reduced sales in recent years. Pressure on HPV test sales in the U.S. (Q2 2015 revenues: -43%, 3% of sales) continued during the second quarter of 2015. QIAGEN expects this decline to create about 3-4 percentage points of headwind on total adjusted net sales growth for the year. Sales related to HPV screening and testing products in the U.S. now contribute well below 5% of total sales, making 2015 the final year of material headwinds from this franchise.

Increasing returns in third $100 million share repurchase
QIAGEN is committed to disciplined capital allocation that includes supporting business expansion through targeted acquisitions as well as increasing returns to shareholders. QIAGEN is currently conducting its third $100 million share repurchase program, which was started in August 2014. As of July 20, 2015, approximately 2.9 million shares so far have been repurchased in the third program on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 19.22 per share for EUR 55 million (approximately $69 million based on rates at the time of repurchase). Repurchased shares are held in treasury to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Further information is available on the QIAGEN website (www.qiagen.com).
Leadership change in Executive Committee
Brad Crutchfield joined QIAGEN in June 2015 as Senior Vice President, Head of the Life Sciences Business Area and member of the Executive Committee. He previously served as Vice President and General Manager EMEA at Illumina Inc. Prior to that, he held positions of increasing responsibility at Bio-Rad Laboratories Inc. involving operational roles in sales, marketing and division management. In his last role at Bio-Rad, he was Executive Vice President and President of the Life Science Group.
2015 outlook
QIAGEN reaffirms its expectations to deliver higher CER adjusted net sales and adjusted earnings in 2015, as above-market growth from the current core portfolio - led by the growth drivers - well exceeds the adverse impact of the final year of significant headwinds from reduced U.S. sales of HPV products. These expectations do not take into account any further acquisitions that could be completed in 2015.
For the full year, adjusted net sales are expected to rise approximately 4% CER in 2015, as growth of about 7-8% CER in the core portfolio (including contributions from the Enzymatics acquisition in late December 2014) exceeds the adverse impact of approximately 3-4 percentage points from lower U.S. HPV sales. Adjusted diluted earnings per share (EPS) are expected to be approximately $1.16-1.18 CER compared to $1.00 in 2014. Based on exchange rates as of June 30, 2015, QIAGEN expects the movements of the U.S. dollar, its reporting currency, against various currencies to have an adverse impact on full-year adjusted sales and EPS results. For the third quarter of 2015, adjusted net sales are expected to rise approximately 3% CER, which includes about three percentage points of headwind from lower U.S. sales of HPV test products compared to the same period in 2014, and adjusted EPS of approximately $0.29-0.30 CER. Based on exchange rates as of June 30, 2015, QIAGEN expects currency movements to have an adverse impact

Table of Contents	Exhibit 99.1

of approximately 7-8 percentage points on reported sales growth and approximately $0.02 per share on adjusted EPS for this quarter.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures, to provide additional insight into its performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP (generally accepted accounting principles) financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities.

QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.
Conference call and webcast details
Information on QIAGEN’s performance will be presented during a conference call on Thursday, July 30, 2015, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A live webcast will also be made available at this website, and a replay will also be made available after the event.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. QIAGEN provides these workflows to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of June 30, 2015, QIAGEN employed approximately 4,400 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such

Table of Contents	Exhibit 99.1

statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
Contacts:

Public Relations:
Dr. Thomas Theuringer
Director Public Relations
+49 2103 29 11826
+1 240 686 7425

Email: pr@qiagen.com
www.twitter.com/qiagen
https://www.facebook.com/QIAGEN
pr.qiagen.com

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222

Email: ir@qiagen.com
ir.qiagen.com

Table of Contents	Exhibit 99.1

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	June 30,
(In $ thousands, except share data)	2015	2014
Net sales	319,456	330,837
Cost of sales	118,916	114,968
Gross profit	200,540	215,869
Operating expenses:
Research and development	33,575	37,909
Sales and marketing	89,830	92,817
General and administrative, integration and other	27,481	28,104
Acquisition-related intangible amortization	9,667	9,347
Total operating expenses	160,553	168,177
Income from operations	39,987	47,692
Other income (expense):
Interest income	1,046	831
Interest expense	(9,329)	(10,525)
Other expense, net	(2,330)	1,187
Total other expense, net	(10,613)	(8,507)
Income before income taxes	29,374	39,185
Income taxes	4,268	6,130
Net income	25,106	33,055
Net (loss) income attributable to noncontrolling interest	(4)	221
Net income attributable to the owners of QIAGEN N.V.	25,110	32,834

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.11	$0.14
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.26	$0.25

Diluted shares used in computing diluted net income per common share (in thousands)	237,008	240,640

Table of Contents	Exhibit 99.1

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Six months ended
	June 30,
(In $ thousands, except per share data)	2015	2014
Net sales	617,885	647,910
Cost of sales	219,473	221,923
Gross profit	398,412	425,987
Operating expenses:
Research and development	71,903	78,245
Sales and marketing	178,441	184,190
General and administrative, integration and other	53,648	54,895
Acquisition-related intangible amortization	19,302	18,662
Total operating expenses	323,294	335,992
Income from operations	75,118	89,995
Other income (expense):
Interest income	1,745	1,841
Interest expense	(18,540)	(18,527)
Other expense, net	(9,901)	(6,285)
Total other expense, net	(26,696)	(22,971)
Income before income taxes	48,422	67,024
Income taxes	3,952	10,685
Net income	44,470	56,339
Net (loss) income attributable to non-controlling interest	(130)	237
Net income attributable to the owners of QIAGEN N.V.	44,600	56,102

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.19	$0.23
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.47	$0.47

Diluted shares used in computing diluted net income per common share	237,206	241,798

Table of Contents	Exhibit 99.1

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2015	December 31, 2014
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	234,330	392,667
Restricted cash	3,956	—
Short-term investments	133,217	184,036
Accounts receivable, net	245,740	265,231
Income taxes receivable	47,688	29,312
Inventories, net	138,438	132,276
Prepaid expenses and other current assets	92,990	113,771
Deferred income taxes	31,703	31,457
Total current assets	928,062	1,148,750
Long-term assets:
Property, plant and equipment, net	444,872	428,093
Goodwill	1,872,067	1,887,963
Intangible assets, net	661,437	726,914
Deferred income taxes	8,142	4,298
Other long-term assets	216,588	258,354
Total long-term assets	3,203,106	3,305,622
Total assets	4,131,168	4,454,372
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	615	131,119
Accounts payable	42,207	46,124
Accrued and other current liabilities	188,141	224,203
Income taxes payable	30,701	28,935
Deferred income taxes	2,999	1,245
Total current liabilities	264,663	431,626
Long-term liabilities:
Long-term debt, net of current portion	1,048,971	1,040,960
Deferred income taxes	107,944	117,264
Other long-term liabilities	172,153	206,523
Total long-term liabilities	1,329,068	1,364,747
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 239,707 shares in 2015 and in 2014	2,812	2,812
Additional paid-in capital	1,732,402	1,823,171
Retained earnings	1,148,549	1,125,686
Accumulated other comprehensive loss	(195,842)	(134,735)
Less treasury shares at cost - 6,867 and 7,684 shares in 2015 and in 2014, respectively	(154,213)	(167,190)
Total equity attributable to the owners of QIAGEN N.V.	2,533,708	2,649,744
Noncontrolling interest	3,729	8,255
Total equity	2,537,437	2,657,999
Total liabilities and equity	4,131,168	4,454,372

Table of Contents	Exhibit 99.1

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended June 30, 2015
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS
Reported results	319.5	200.5	40.0	29.4	(4.3)	25.1	$0.11
Adjustments:
Business integration and acquisition-related items	—	0.3	4.4	4.4	(1.4)	3.0	0.01
Purchased intangibles amortization	—	24.9	34.5	34.5	(10.4)	24.1	0.10
Non-cash interest expense charges	—	—	—	4.8	—	4.8	0.02
Other special income and expense items	—	—	—	2.3	1.7	3.9	0.02
Total adjustments	—	25.2	38.9	46.0	(10.1)	35.8	0.15
Adjusted results	319.5	225.7	78.9	75.4	(14.4)	60.9	$0.26

* Using 237.0 M diluted shares

Three months ended June 30, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS
Reported results	330.8	215.9	47.7	39.2	(6.1)	32.8	$0.14
Adjustments:
Business integration and acquisition-related items	0.4	0.3	3.4	3.5	(1.2)	2.3	0.01
Purchased intangibles amortization	—	20.7	30.1	30.1	(10.0)	20.1	0.08
Non-cash interest expense charges	—	—	—	4.7	—	4.7	0.02
Other special income and expense items	—	—	—	1.0	—	1.0	—
Total adjustments	0.4	21.0	33.5	39.3	(11.2)	28.1	0.11
Adjusted results	331.2	236.9	81.2	78.5	(17.3)	60.9	$0.25

* Using 240.6 M diluted shares

Tables may contain rounding differences

Table of Contents	Exhibit 99.1

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Six months ended June 30, 2015
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS
Reported results	617.9	398.4	75.1	48.4	(4.0)	44.6	$0.19
Adjustments:
Business integration, acquisition-related items	0.2	0.6	6.5	6.5	(2.0)	4.3	0.02
Purchased intangibles amortization	—	44.8	64.1	64.1	(20.3)	43.8	0.18
Non-cash interest expense charges	—	—	—	9.5	—	9.5	0.04
Other special income and expense items	—	—	0.6	10.4	(0.2)	10.2	0.04
Total adjustments	0.2	45.4	71.2	90.5	(22.5)	67.8	0.28
Adjusted results	618.1	443.8	146.3	138.9	(26.5)	112.4	$0.47

* Using 237.2 M diluted shares

Six months ended June 30, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS
Reported results	647.9	426.0	90.0	67.0	(10.7)	56.1	$0.23
Adjustments:
Business integration, acquisition-related items	0.7	(0.3)	6.3	6.4	(2.1)	4.3	0.02
Purchased intangible amortization	—	41.0	59.7	59.7	(19.9)	39.8	0.16
Non-cash interest expense charges	—	—	—	5.2	—	5.2	0.02
Other special income and expense items	—	—	—	9.3	—	9.3	0.04
Total adjustments	0.7	40.7	66.0	80.6	(22.0)	58.6	0.24
Adjusted results	648.6	466.7	156.0	147.6	(32.7)	114.7	$0.47

* Using 241.8 M diluted shares

Tables may contain rounding differences